

May 23, 2017

Richard T. McGuire III
Managing Partner
Marcato Capital Management LP
Four Embarcadero Center, Suite 2100
San Francisco, CA 94111

>   **Re: Buffalo Wild Wings, Inc.**
>   **Definitive Additional Soliciting Materials**
>   **Filed May 22, 2017 by Marcato Capital Management LP et al.**
>   **File No. 000-24743**

Dear Mr. McGuire:

We have reviewed the above-captioned filing and have the following comments. Please respond to this letter by amending the filing and/or by providing the requested information. If a belief is held that any of our comments do not apply under the current facts and circumstances or an amendment is appropriate, please advise us why in a response letter.

DFAN filed May 22, 2017

1.   We note the following language under FAQ Number 4: "There are no casual-dining operators on BWLD's current Board, nor any on their proposed slate." We also note the description of Sam Rovit's relevant experience following this statement. The statement quoted above is inconsistent with the fact that Sam Rovit is a director nominee on Buffalo Wild Wings' slate. Please advise us, with a view toward corrective disclosure, how the statement that there are no casual-dining operators on Buffalo Wild Wings' proposed slate may be reconciled with the fact that Sam Rovit is on their proposed slate.

2.   We note the reference to http://www.winningatwildwings.com, the website maintained in connection with the proxy contest, in the above-captioned submission. The website contains, under the tabs labeled "Presentations & Letters" and "Press Releases", several letters and presentations drafted prior to February 6, 2017 that have not been filed as soliciting material on EDGAR. Because these communications are freely accessible to security holders via the website, they appear to have been furnished. As these communications also appear reasonably calculated to result in the procurement, withholding or revocation of a proxy, a solicitation within the meaning of Rule 14a-1(l)(iii) seems to have occurred. Accordingly, please file these soliciting materials as required by Rule 14a-6(b) under the EDGAR header tag "DFAN14A", or advise.

Richard T. McGuire III
Marcato Capital Management LP
May 23, 2017
Page 2

3.   In order to enter the http://www.winningatwildwings.com website, a security holder must affirmatively acknowledge a disclaimer which states the following: "Neither Marcato Capital nor any of its affiliates makes any representation or warranty, express or implied, as to the accuracy, fairness or completeness of the information contained herein and the recipient agrees and acknowledges that it will not rely on any such information." This language appears to be intended to dissuade the assenting security holders from seeking any protections to which they may be entitled to receive under the federal securities laws. Please remove this disclaimer from the website, or advise us of the legal basis upon which the participants relied to conclude that the website's informational content creates no exposure to legal liability for the participants under the federal securities laws.

We remind you that the participants are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Christina M. Thomas, Attorney-Adviser, at (202) 551-3577 or me at (202) 551-3266 with any questions.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions

cc: Richard M. Brand
        Cadwalader, Wickersham & Taft LLP